Exhibit 6.1

Development and Technology Transfer Agreement

This Development and Technology Transfer Agreement (the “Agreement”) is made and entered into on 1/20/2024, by and between Timeplast Inc., a Florida corporation (“Timeplast”), and String Cubed Inc., also a Florida corporation (“String Cubed”).

Recitals

WHEREAS, Timeplast is engaged in the business of manufacturing programmable water-soluble resins; WHEREAS, String Cubed possesses certain patented technologies that are beneficial to Timeplast’s business; WHEREAS, Timeplast desires to engage String Cubed to develop two new applications utilizing Timeplast’s proprietary programmable water-soluble resin; WHEREAS, String Cubed agrees to provide its services and technologies in exchange for certain compensation;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.	Development Services.

1.1. String Cubed shall develop an initial design phase for two applications for Timeplast:

(a)     an application utilizing electrosublimation for hydrolyzed materials such as Timeplast’s active resin, and

(b)     a 4-dimensional capsule for planting and growing seeds without human intervention.

1.2.    The development services shall be completed in accordance with the specifications and timeline mutually agreed upon by the parties.

2.	Technology Transfer

2.1.    In exchange for the development services, String Cubed shall provide Timeplast with access to two of its patented technologies necessary for the development of the aforementioned applications.

2.2.    String Cubed grants Timeplast a non-exclusive, royalty-free license to use these technologies for the purposes of developing and utilizing the applications.

3.	Compensation

3.1.    Timeplast agrees to pay String Cubed a total sum of $69,350 for its development services and technology transfer.

3.2.    Payment terms shall be as follows: Cashier’s check.

4.	Representation and Warranties

4.1.    Each party represents and warrants that it has the full power and authority to enter into this Agreement and to perform its obligations hereunder.

/s/ MR

5.	Limitation of Liability and Indemnification

5.1.    String Cubed shall not be liable for any indirect, special, incidental, or consequential damages arising out of or in connection with this Agreement.

5.2.    Timeplast agrees to indemnify and hold harmless String Cubed and its directors, officers, and employees from and against any claims, damages, or liabilities arising from Timeplast’s use of the technologies and applications developed under this Agreement.

6.	Conflict of Interest and Release

6.1.    Manuel Rendon, acting as the signatory for both Timeplast and String Cubed, is acknowledged by both parties to be the owner of both companies. Both parties hereby waive any conflict of interest claims and release Manuel Rendon from all potential liabilities related to his dual role.

7.	Miscellaneous

7.1.    This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

7.2.    This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior agreements and understandings, both written and oral.

8.	Ownership and Non-Commingling of Technologies

8.1.    Ownership of Technologies: Both Timeplast Inc. and String Cubed Inc. shall retain perpetual ownership of their respective technologies. Timeplast’s ownership of its proprietary programmable water-soluble resin and String Cubed’s ownership of its patented technologies, including but not limited to the technologies related to electrosublimation for hydrolyzed materials and the 4-dimensional capsule for planting and growing seeds, shall remain solely with the respective companies.

8.2.    Non-Commingling of Technologies: This Agreement shall not be construed to create any form of commingling of the technologies owned by Timeplast Inc. and String Cubed Inc. Each party acknowledges and agrees that it has no claim, now or in the future, to the other party’s technology as a result of this Agreement or the activities conducted under it.

8.3.    Independence of Technologies: The technologies exchanged or utilized under this Agreement are for the specific purposes outlined herein and do not constitute a transfer of ownership or a right to any technology not expressly granted in this Agreement. Each party’s technology shall remain distinct and separate from the other’s technology, and no joint ownership or rights are created except as explicitly set forth in this Agreement.

8.4.    Future Use of Technologies: Nothing in this Agreement shall prevent either party from utilizing or continuing to develop its own technology independently of the other party, provided such use or development does not infringe upon the intellectual property rights of the other party as established prior to this Agreement.

/s/ MR

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Timeplast Inc.

By:	/s/ Manuel Rendon
Name: Manuel Rendon
Title: CEO

String Cubed Inc.

By:	/s/ Manuel Rendon
Name: Manuel Rendon
Title: CEO